Exhibit 23.1

Independent Registered Public Accounting Firm Auditors’ Consent

The Plan Administrator

Capital Accumulation Plan

For Employees of PFF Bank & Trust:

We consent to the incorporation by reference in the registration statements (No. 333-120113, No. 333-20337 and No. 333-65816) on Form S-8 of PFF Bancorp, Inc. of our report dated May 25, 2005, with respect to the statements of net assets available for benefits of the Capital Accumulation Plan for Employees of PFF Bank & Trust as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedules, Schedule H, Line 4i - Schedule of Assets (Held At End of Year) and Schedule H, Line 4j - Schedule of Reportable Transactions, which report appears in the December 31, 2004, annual report on Form 11-K of the Capital Accumulation Plan for Employees of PFF Bank and Trust.

/s/ Scott, Bankhead & Co.

May 25, 2005